Exhibit 99.2
     The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 2.625% Global Debentures Series FQ due July 15, 2010.

Filing Fee		$50,000
Miscellaneous		100,000

Total	US$	150,000